Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 16 DATED APRIL 15, 2025
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024, as supplemented by Supplement No. 8 dated October 23, 2024, Supplement No. 9 dated November 15, 2024, Supplement No. 10 dated December 17, 2024, Supplement No. 11 dated January 15, 2025, Supplement No. 12 dated February 18, 2025, Supplement No. 13 dated February 28, 2025, Supplement No. 14 dated March 17, 2025 and Supplement No. 15 dated March 28, 2025 (as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of May 1, 2025;
•to disclose the calculation of our March 31, 2025 net asset value (“NAV”) per share/unit for all share/unit classes;
•to provide an update on the current public offering; and
•to update the “Experts” section of the Prospectus.
May 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2025 (and repurchases, if applicable, as of April 30, 2025) is as follows:

Transaction Price (per share)
Class T	$10.50
Class S	$10.50
Class D	$10.50
Class I	$10.50
Class A-I	$10.31
Class A-II	$10.32
As of March 31, 2025, we had not sold any Class T, Class S or Class D common shares. The transaction price for each of our Class T, Class S and Class D common shares is based on the NAV per share for our Class I common shares as of March 31, 2025. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
March 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the

Prospectus and the “Valuation Guidelines Amendments” in Supplement No. 14 dated March 17, 2025 for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of March 31, 2025 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of March 31, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of March 31, 2025 ($ and shares/units in thousands):

Components of NAV	March 31, 2025
Investments in real estate	$396,100
Cash and cash equivalents	35,669
Restricted cash	5,682
Other assets	6,234
Mortgage notes at fair value, net of deferred financing costs	(193,995)
Other liabilities	(2,834)
Management fee payable	(16)
Accrued performance participation allocation	—
Preferred stock	(226)
Net asset value	$246,614
Number of outstanding shares/units	22,810
The following table sets forth our total NAV and NAV per share/unit by class as of March 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$2,557	$27,646	$2,044	$650	$213,717	$246,614
Number of outstanding shares/units	244	2,680	198	60	19,628	22,810
NAV per share/unit as of March 31, 2025	$10.50	$10.31	$10.32	$10.89	$10.89
The valuation of our investments in real estate as of March 31, 2025 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.46%	6.05%
A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	2.02%
(weighted average)	0.25% increase	(1.99)%
Exit Capitalization Rate	0.25% decrease	2.42%
(weighted average)	0.25% increase	(2.25)%

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of February 28, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of February 28, 2025 ($ and shares/units in thousands):

Components of NAV	February 28, 2025
Investments in real estate	$395,400
Cash and cash equivalents	34,127
Restricted cash	10,515
Other assets	2,840
Mortgage notes at fair value, net of deferred financing costs	(192,335)
Other liabilities	(2,668)
Management fee payable	(15)
Accrued performance participation allocation	(42)
Preferred stock	(224)
Net asset value	$247,598
Number of outstanding shares/units	22,668
The following table sets forth our total NAV and NAV per share/unit by class as of February 28, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$2,522	$27,811	$742	$655	$215,868	$247,598
Number of outstanding shares/units	237	2,672	71	60	19,628	22,668
NAV per share/unit as of February 28, 2025	$10.61	$10.41	$10.42	$11.00	$11.00
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 272,670.24 Class I shares in the primary offering for gross offering proceeds of approximately $2,830,329 and 2,888.33 Class I shares pursuant to our distribution reinvestment plan for a total value of approximately $30,384. As of the date hereof, we have not sold any Class T, Class S or Class D shares in this offering. As of the date hereof, $4,997,139,287 in shares remain available for sale pursuant to this offering, including up to $999,969,616 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.
Experts
The statements included in this Supplement under the section titled “March 31, 2025 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.